EXHIBIT 2.2

REAL ESTATE PURCHASE AGREEMENT

THIS REAL ESTATE PURCHASE AGREEMENT ("Agreement") is made as of April 1, 2016 (the “Effective Date”), by and between BERKE LIMITED PARTNERSHIP, an Ohio limited partnership ("Seller"), and GENTHERM PROPERTIES III, LLC, a Michigan limited liability company ("Purchaser"), collectively the “Parties”.

R E C I T A L S:

A.Seller is the owner of real estate located at 12011 Mosteller Road Cincinnati, Ohio 45241, tax parcel no. 608-22-162, 11861 Mosteller Road Cincinnati, Ohio 45241, tax parcel no. 608-22-39 and Best Place, Cincinnati, Ohio 45241, tax parcel no. 608-23-254, including the improvements situated thereon, more particularly described on Exhibit A attached hereto as parcels I, II and III respectively and incorporated herein by reference, and the Personal Property, as defined herein, which real property and Personal Property is referred to below collectively as the "Property."

B.Seller has agreed to sell and Purchaser has agreed to purchase the Property subject to and upon the terms and conditions of this Agreement.

NOW, THEREFORE, for the mutual covenants and benefits and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Seller and Purchaser agree as follows:

1.Basic Provisions.  The following words and phrases, set forth in alphabetical order, are hereby defined for use in subsequent provisions of this Agreement.

(a)Closing:  the meeting of Purchaser and Seller at which the conveyance of the Property to Purchaser shall be consummated and which shall occur, if at all, on April 1, 2016 provided that all of the Conditions have been satisfied or expressly waived in writing by Purchaser (except that the Condition described in Section 1(c)(iii) can only be waived if both Purchaser and Seller agree in writing).

(b)Commitment:  a commitment for an ALTA owner's policy of title insurance issued by the Title Company in an amount not less than the Purchase Price, re-dated no earlier than March 31, 2016 (and marked up effective as of the date and time of recording the conveyance deed) committing the Title Company to insure Purchaser as the fee simple owner of the Property with such endorsements as Purchaser shall request.  The Commitment is attached hereto as Exhibit H (the “Commitment”).

(c)Conditions:  the conditions precedent to Purchaser's obligation to purchase the Property, which Conditions are as follows:

(i)Title Condition:  Purchaser's satisfaction, in its sole and absolute discretion, with the state of title to, and the survey of, the Property pursuant to Section 5 below.

(ii)Representations and Warranties Condition:  All of Seller's representations and warranties contained herein shall be true and accurate in all respects as of the date of Closing.

(iii)Closing of Related Transaction.  In a separate transaction, Seller’s affiliate, Gentherm Incorporated, shall simultaneously acquire the entire business operated by Cincinnati Sub Zero Products, LLC (formerly known as Cincinnati Sub Zero Products, Inc.) (“CSZ”).

(iv)Delivery of Seller Deliverables.  Seller shall have delivered to Purchaser all of the Seller Deliverables in a form satisfactory to Purchaser in Purchaser’s sole discretion.

(d)Leases.  both (i) the lease between Seller and the City of Sharonville dated as of March 18, 2016 pertaining to Parcel III and (ii) the leases between Seller and CSZ both dated as of July 1, 2011 pertaining to Parcels I and II, copies of which are attached hereto as Exhibit B.

(e)Permitted Exceptions:  the exceptions to title which, at Purchaser’s election, are either: (i) shown on Schedule B of the Commitment and marked-up by the Title Company to Purchaser’s satisfaction at Closing; or (ii) shown on a Pro-Forma Title Policy issued by the Title Company to Purchaser’s satisfaction at Closing.  The parties acknowledge that if they cannot agree as to whether an exception is or is not a Permitted Exception, this Agreement will not be executed.

(f)Personal Property: any and all furniture, equipment, machinery, inventories, supplies, signs and other tangible personal property owned by Seller and installed, located or situated on or used in connection with the Property as of the Effective Date.

(g)Purchase Price:  Seven Million, Five Hundred Fifty-Three Thousand, Six Hundred Four and 58/100 ($7,553,604.58) Dollars.

(h)Seller Deliverables:  all of the following: The items required to be delivered by Seller pursuant to Section 10 of this Agreement.

(i)Survey:  a certified ALTA survey of the Property containing such detail as Purchaser shall require in its sole discretion, certified to Purchaser, the Title Company and, if applicable, such lending institution or institutions as Purchaser shall desire, all to the extent Purchaser elects to obtain such a survey.

(j)Title Company: Seven Hills Title Agency, Ltd. as agent for Old Republic National Title Insurance Company; Attn.: Robert S. Rubin.

2.Sale and Conveyance.  On and subject to the terms and conditions of this Agreement, Seller agrees to sell the Property to Purchaser and Purchaser agrees to purchase the Property from Seller for the Purchase Price.

3.Deposit.  No Deposit is required.

4.Conditions.  Purchaser's obligation to purchase the Property is expressly conditioned upon Purchaser's satisfaction, in its sole and absolute discretion, with the Conditions.

5.Evidence of Title.

(a)As evidence of title to the Property Seller shall furnish the Commitment to Purchaser prior to Closing.  The Commitment shall be delivered to Purchaser together with a legible copy of each document affecting the Property or which constitutes (or will at Closing constitute) encumbrances against the Property or exceptions to Seller's or Purchaser's title to the Property.  Purchaser shall have the right to obtain the Survey at Purchaser's cost.  Purchaser may object to any matters of title or Survey and shall not be obligated to proceed to closing unless and until such objections are cured.  Affirmative title insurance shall only be deemed a cure for such objections in the event Purchaser agrees to the same in writing.  Liens or encumbrances against the Property securing monetary obligations, or otherwise capable of removal by the payment of money, shall be paid off and discharged or bonded against by Seller at Closing without the need for Purchaser to object to same.

(b)With respect to any other encumbrances or exceptions to which Purchaser may object, of which Seller is notified and which Seller does not eliminate at Closing, Purchaser may elect, upon written notice thereof to Seller, either:  (i) to waive its objections to and accept title subject to such encumbrances or exceptions; (ii) with respect to taxes and assessments and other encumbrances securing liquidated and ascertainable amounts encumbering the Property, to remove such encumbrances by payment at Closing out of the Purchase Price such sums as are required to discharge such encumbrances; or (iii) to terminate this Agreement and this Agreement shall thereafter be of no further force or effect.  Purchaser may elect one or both of (i) and (ii) in connection with Purchaser’s election to proceed to Closing rather than to terminate this Agreement.  Purchaser shall take title to the Property subject to all Permitted Exceptions.

6.Due Diligence.  Purchaser has completed its physical due diligence as of the Effective Date; however, this fact shall not eliminate the requirement that each of the Conditions be met at Closing to Purchaser’s satisfaction.

7.Entry.  Prior to the Closing, Purchaser and its representatives shall have the right and license to enter upon the Property to undertake such activities thereon reasonably required to enable Purchaser to investigate the condition of the Property.

8.Representations and Warranties.  Seller warrants, represents and covenants to Purchaser as follows as of the Effective Date and at all times through the Closing:

(a)Seller is the sole owner of the Property and Seller has the right to execute this Agreement and to sell the Property without obtaining the consent, approval, release or signature of any other party.  Seller will neither convey title to all or any portion of the Property nor enter into an agreement, conditional or otherwise, to convey or lease title to all or any portion of the Property or any interest therein to any person or entity other than Purchaser during the term of this Agreement. To the best of Seller’s knowledge, neither the execution and delivery of this Agreement nor the consummation by Seller of the transaction contemplated hereby will (i) conflict with or result in a breach of or default under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which Seller is a party or by which it or the Property is bound, or (ii) violate any order, injunction, decree, statute, rule or regulation applicable to Seller or the Property.

(b)There is no pending litigation and Seller has not received written notice of any threatened or contemplated litigation, involving or affecting all or any portion of the Property.

(c)Seller has not received any notice that the Property or any portion thereof is situated, used or operated in violation of any law, court order, regulation, ordinance or requirement of any city, county, state or other governmental authority.

(d)There are no contracts or agreements for management, maintenance or other services to the Property which shall bind Purchaser as of Closing.  All existing contracts for maintenance on the Property are between the tenants and third parties and Seller has no obligation (and Purchaser shall have no obligation after Closing) thereunder.

(e)No assessments have been levied against the Property which remain unpaid and, in the event of any such assessments, other than assessments initiated by Purchaser, Seller covenants to pay any and all of such assessments in full, that are due and payable, at or before Closing.

(f)Seller has received no notice and has no knowledge of any special assessments affecting the Property and no federal, state or local taxing authority has asserted any tax deficiency, lien or assessment against the Property which has not been paid or the payment for which adequate provision has not been made.

(g)Except for Permitted Exceptions, the property adjacent to the Property is not used for the benefit of the Property for any purpose, including, but not by way of limitation, storm water drainage, utility service or access to the Property, nor is such property adjacent to the Property in any way necessary for the operation or use of the Property and the Property is not burdened by any easements for parking, access, utilities or otherwise for the benefit of any other property which easements have not been recorded in the public records.

(h)Except for Permitted Exceptions, no commitments have been made by Seller to any governmental authority, utility company, school board, church or other religious body or any homeowners or homeowner's association or to any other organization, group or individual relating to the Property which would impose an obligation upon Purchaser or its successors or assigns to make any contributions or dedications of money or land or to construct, install or maintain any improvements of a public or private nature on or off the Property and no governmental authority has imposed any requirement that any developer of the Property pay directly or indirectly any special fees or contributions or incur any expenses or obligations in connection with the development of the Property.

(i)There are no impact fees (other than traffic, sewer, water reservations and tax fees) or any other fees, costs or assessments, other than current real estate taxes, due to any governmental entity with respect to the Property.

(j)Seller is not a "foreign person" as defined in Section 1445 of the Code.

(k)The copies of the Leases attached as Exhibit B are true, correct and complete in all respects, including all amendments and agreements relating thereto, and are in full force and effect without any defaults thereunder.

(l)To the best of Seller’s knowledge use of, and operations on, the Property by Seller and CSZ are in compliance with all applicable federal, state and local laws, ordinances, permits, approvals, rules and regulations including the Resource Conservation and Recovery Act of 1976, 42 USC 6901 et seq., as amended, the Comprehensive Environmental Recovery Compensation and Liability Act of 1980, 42 USC 9601 et seq., the Superfund Amendments and Reauthorization Act, Public Law 99 499 as amended.  In addition Seller has not installed any underground storage tanks on the Property and to the best of Seller’s knowledge, no underground storage tanks exist or ever existed in, on or under the surface of any portion of the Property.

(m)The Property has its own separate and distinct tax identification number that includes no other land than the Property itself.  To the best of Seller’s knowledge and subject to any items disclosed on an ALTA survey, the buildings and improvements on the Property are located within the boundary lines of such Property, are not encroached upon, are not in violation of any applicable setback requirement or law and do not encroach in any material way on any other property or any easement which may burden the Property on which they exist.  No portion of the Property serves any adjoining property for any purpose which may be inconsistent with the use of such Property and no improvements from adjoining property encroaches into the Property.  The Property has complete, unimpeded direct vehicular and pedestrian access point to at least one public roadway which access is in compliance with all laws, rules and regulations.

(n)No portion of the Property is subject to any option or right of first refusal to purchase or lease, or any contract rights except rights that exist pursuant to the Leases and Permitted Exceptions.

(o)There are no parties, other than the Seller and the tenants under the Leases, in possession or with the right to possession of the Property or any portion of the Property.

(p)All certificates of occupancy and permits are in effect for the use of the Property as currently used.

Seller shall be liable for damages resulting from any breach of its representations and warranties; provided, however, that the representations and warranties of Seller set forth in this Agreement shall survive the Closing for a period of eighteen (18) months and any claims relating thereto must be made within such 18-month period (but such claims, if timely made, may be prosecuted beyond such 18-month period). This Section 8 shall survive Closing.

9.Covenant of No Change.  Through the Closing, Seller shall not allow, permit or suffer any material adverse change in the Property or the use thereof nor shall the Property have sustained any loss or damage which shall adversely affect the use of the Property for its intended use by Purchaser and Seller shall comply with all laws, rules, regulations and orders with respect to the Property through the Closing.

10.Existing Materials.  Prior to Closing, Seller shall deliver to Purchaser copies of all title insurance commitments, surveys, including topographical surveys, site plans, soils reports, environmental site assessment reports and engineering reports and the like with respect to the Property in Seller's possession and/or readily obtainable by Seller, including but not limited to the Seller Deliverables.

11.Zoning and Approval.  In connection with Purchaser's intended use of the Property, Seller agrees that it shall hereafter: (a) sign any instruments required for and consent to the filing of and/or join in the execution of any instruments (including appropriate court or administrative pleadings) required for the re-zoning and/or site plan approval and/or issuance of applicable permits with respect to any portion or portions of the Property or with respect to the establishment of any easements or dedications of public roadways affecting the same, as may be desired by Purchaser; (b) furnish evidence of ownership of the Property; (c) appear (or cause its representatives to appear) at re-zoning and/or site plan approval hearings as necessary; and (d) not hinder or object to the subject re-zoning and/or site plan approval.

12.Closing.

(a)At Closing, Seller shall execute and deliver the following:

(i)A Seller’s affidavit in the form of Exhibit C attached hereto stating, inter alia, that (A) Seller did not receive notice nor at the Closing does it have any knowledge of any facts or circumstances which would make any of the warranties and representations set forth in this Agreement inaccurate, incomplete or misleading, (B) Seller has not violated, nor at the Closing, shall it be in violation of, any of the covenants set forth in this Agreement, failing of either of which Purchaser shall not be obligated to purchase the Property, and, notwithstanding anything herein contained to the contrary, Purchaser shall be entitled to pursue any and all remedies against Seller available to Purchaser under this Agreement on account of a default by Seller, and (C) Seller is not foreign person or nonresident alien for purposes of Section 1445 of the Internal Revenue Code and is not a disregarded entity pursuant to Treasury Reg. 1.1445-2(b)(iii).

(ii)A general assignment to Purchaser of "Intangible Property" and contracts in the form of Exhibit D (“General Assignment and Assumption of Contracts”), which shall include all of Seller's right, title and interest, if any, in all intangible assets relating to the Property, including all of Seller's right, title and interest, if any, in all (a) warranties and guaranties relating to the Property, (b) all licenses, permits and approvals relating to the Property, (c) all contract rights, and (d) all plans and specifications relating to the Property.

(iii)A bill of sale in the form of Exhibit E including warranties of title, as to all Personal Property (“Bill of Sale”).

(iv)An assignment and assumption of Leases in the form of Exhibit F (“Assignment and Assumption of Leases”), including notices to tenants, all in form acceptable to Purchaser. Such assignment shall include indemnification by Seller in favor of Purchaser with respect to all matters arising on or before Closing.

(v)A limited warranty deed ("Warranty Deed") in the form of Exhibit G conveying the Property (as legally described on the Survey together with any appurtenant easements) to Purchaser together with a real estate transfer tax valuation affidavit or equivalent, which Warranty Deed shall be subject only to the Permitted Exceptions and convey any and all rights of Seller relating to the Property.

(vi)Assignment and Assumption of Construction Contract in the form of Exhibit H attached hereto (“Assignment and Assumption of Construction Contract”) .

(vii)Escrow Agreement by and between Seller and Purchaser pursuant to separate agreement of even date herewith.

(b)At Closing, Purchaser shall pay the Purchase Price via wire transfer of immediately available federal funds to Seller or the Title Company as directed by Seller, as follows:  (i) $6,670,000, as adjusted by the adjustments provided below, and (ii) $883,604.58 plus the Construction Draw if paid by CSZ prior to Closing, on behalf of Seller to CSZ in full satisfaction of all amounts owed by Seller to CSZ at the Closing.

(c)Seller shall deliver to Purchaser all keys in Seller's possession or control to all locks on the Property.

(d)At Closing, Seller and Purchaser shall mutually execute and deliver to one another the General Assignment and Assumption of Contracts, Assignment and Assumption of Construction Contract, Assignment and Assumption of Leases, General Assignment and Assumption of Contracts, and the Closing Statement setting forth the following adjustments and prorations:

(i)All real estate taxes and assessment prorated to the date of Closing based upon the then current valuation shown on the Hamilton County Auditor’s records, and shown on the Closing Statement as a credit to Purchaser.  The parties agree that, if after Closing the Property is revalued by Hamilton County for tax purposes, so as to cause a different amount of real estate taxes and/or assessments to become due for a period of time that the Property was owned by Seller, the parties shall reconcile the difference between the actual tax due and the amount used for proration in the Closing Statement, by payment from one party to the other to correct such inaccuracy.  This provision shall survive closing.

(ii)The conveyance fee due to the Hamilton County Auditor for recording of the Warranty Deed shall be paid by Seller.  Purchaser shall pay for the cost of: (a) recording the Deed and any loan documentation required by Purchaser’s lender, (b) title insurance premiums due for an owner’s and/or lender’s policy of title insurance and the cost of any endorsements requested by either Purchaser or its lender, and (c) the cost of ALTA survey(s) required by Purchaser or its lender, excluding the cost of a recorder approved-for-transfer legal description for Parcel III, which Seller shall pay.

(iii)Deposits under the Leases, if any, shall be credited against the Purchase Price.  Prepaid rents shall be credited to Purchaser at Closing and any uncollected rents under the Leases shall be assigned to Purchaser at Closing without credit to Seller.

(iv)a.  a charge of $70,976.91 against Purchaser, being the amount of a construction draw due to the Contractor, if paid by CSZ on Seller’s behalf prior to Closing, b. the sum of invoices received after February 29, 2016 and paid on or before Closing by CSZ on Seller’s behalf, with respect to the construction of the loading dock on Parcel II pursuant to the contract Kinder Construction, and c. the sum of invoices, if any, paid by CSZ on Seller’s behalf on or before Closing, with respect to the certain Jet 22 Limited, LLC contract.  All such amounts shall be disbursed to CSZ in full satisfaction of claims, which CSZ may have against Seller for sums advanced by CSZ on Seller’s behalf.  Without limiting the foregoing, the parties acknowledge that Seller has an estimate from Performance Electric regarding the installation of lighting on Parcels I and II, but Seller confirms that no work has been performed and no agreement entered into as of the date hereof.

(e)At Closing, Seller shall deliver exclusive possession of the Property to Purchaser, free and clear of any tenancy or rights of others.

13.Default.  If Seller shall default in the performance of its obligations under this Agreement, Purchaser shall be entitled to seek any and all remedies available at law or in equity, including, but not limited to specific performance (including reimbursement of all legal fees and expenses in any such suit), none of the same to be mutually exclusive and all of the same to be cumulative.

14.Miscellaneous.  This Agreement cannot be modified except by written instrument signed by both of the parties hereto.  Section headings set forth herein are for convenience of reference and shall not be construed to interpret, limit or otherwise define the terms and conditions of this Agreement.  This Agreement sets forth fully and completely the agreement of the parties with respect to the subject matter described herein and this Agreement shall be deemed to supersede any and all prior written or oral agreements relating to the subject matter described herein.  This Agreement shall be binding upon and shall inure to the benefit of Seller, Purchaser and their heirs, representatives, successors, successors in interest and assigns.  Purchaser may assign this Agreement to any other party or entity.  The representations and warranties of this Agreement shall survive the Closing.  Seller and Purchaser have participated equally in the preparation of this Agreement and, therefore, in construing this Agreement there shall be no presumption in favor of one party over the other as the result of one party actually drafting this Agreement.  The absence from this Agreement of provisions appearing in drafts hereof shall not be used in construing the intent of the parties hereto.  To the extent a time frame provided hereunder shall be set to expire on a Saturday, Sunday or day on which banking institutions in the State in which the Property is situated are authorized by law to close, then such time frame shall expire on the next day which is not a Saturday, Sunday or day on which banking institutions in the State in which the Property is situated are authorized by law to close.  This Agreement shall be governed by the internal laws of the State in which the Property is situated, both substantive and procedural.

15.Waiver.  Any waiver given under this Agreement must be given in writing to be effective.

16.Notices.  All notices, deliveries or tenders given or made in connection herewith shall be deemed completed and legally sufficient if mailed, by certified mail, return receipt requested or delivered by personal delivery or nationally recognized overnight courier service, effective upon posting to the United States Postal Service or such personal delivery service or such nationally recognized overnight courier service, to Seller: Berke Limited Partnership 12011

Mosteller Road, Cincinnati OH 45241, with a copy to Robert S. Rubin, Esq., Cohen Todd Kite & Stanford, LLC 250 East Fifth Street, Suite 2350, Cincinnati OH 45202; and to Purchaser: Gentherm Properties III, LLC, 21680 Haggerty Rd., Northville, MI 48167, Attn: General Counsel with a copy to Thomas W. Forster II, Esq., at Honigman Miller Schwartz and Cohn LLP, 39400 Woodward Avenue, Suite 101, Bloomfield Hills, Michigan 48304-5151.  Addresses may be changed during the term of this Agreement by notices among the parties.

17.Brokers.  Seller and Purchaser each represent and covenant to the other that they have not utilized the services of any broker or finder in connection with the transaction contemplated herein.  Seller shall defend, indemnify and hold Purchaser harmless from all liability for brokerage commissions, finders' fees or the like arising in connection with the sale of the Property which may be claimed by any party alleging to have been retained or utilized by Seller.  Purchaser shall defend, indemnify and hold Seller harmless from any liability for brokerage commissions, finders' fees or the like arising in connection with the sale of the Property which may be claimed by any party alleging to have been retained or utilized by Purchaser.

18.Execution.  This Agreement has been executed by Purchaser prior to execution by Seller, and, therefore, shall constitute an offer open for acceptance by Seller, such acceptance to be evidenced by execution by Seller and delivery to Purchaser of at least one original fully executed copy of this Agreement, such delivery to occur, if at all, on the Effective Date, failing of which delivery, this Agreement shall be of no force or effect other than to constitute an offer by Seller to Purchaser.  This Agreement may be executed in any number of counterpart originals which, when taken together, shall be deemed to be one and the same instrument.  Executed copies of this Agreement may be delivered via telecopy.

19.Condemnation and Damage or Destruction.

(a)In the event that notice of any action, suit or proceeding shall be given to Seller or Purchaser prior to the Closing for the purpose of condemning any portion of the Property which would interfere with Purchaser's intended use of the Property, in Purchaser's sole discretion, then, Purchaser shall have the right to terminate its obligations hereunder, notwithstanding anything herein contained to the contrary, by notifying Seller thereof prior to Closing, and upon such termination, notwithstanding anything herein contained to the contrary, this Agreement shall terminate and the parties shall have no further liability to each other hereunder.  In the event Purchaser shall not elect to terminate this Agreement, or in the event such condemnation is not such as to permit Purchaser to terminate this Agreement in accordance with this Section, then Purchaser and Seller shall proceed with the transaction contemplated by this Agreement and, in the event of Closing, Purchaser shall receive all of the condemnation proceeds.  Seller shall notify Purchaser immediately upon Seller's receipt of notice of, or information relating to, any threatened taking of any portion of the Property.

(b)In the event of any damage or destruction prior to Closing to the building or other improvements located upon the Property as of the Effective Date, Seller shall have no obligation to repair or replace the same, provided, however, all insurance proceeds with respect thereto shall be tendered to Purchaser upon Closing along with a credit from Seller to Purchaser for all deductibles and uninsured damage.

20.Confidentiality.

The parties agree that the terms of this Agreement shall remain confidential except for such disclosure as is reasonably necessary in pursuing the consummation of the transactions contemplated hereby.

21. 1031 Like-Kind Exchange.

Either or both of the parties may be transacting a 1031 Like-Kind Exchange (“Exchange”) as a part of the purchase and sale contemplated by this Agreement.  In such event, the other party shall cooperate (“Cooperating Party”) including the execution of necessary documents, provided, however, that the Cooperating Party shall be under no obligation to incur any cost or expense in connection with such cooperation and assistance.

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IN WITNESS WHEREOF, the parties have executed this Agreement.

GENTHERM PROPERTIES III, LLC

By:/s/ Daniel R. Coker

Name:Daniel R. Coker

Title:President and Chief Executive Officer

"Purchaser"

Dated as of:  April 1, 2016

Address:

21680 Haggerty Road, Suite 101

Northville, MI 48167

Telephone: (248) 504-0500

Telecopy: (248) 348-9734

BERKE LIMITED PARTNERSHIP

By: Berke Investments, LLC, an Ohio limited           liability company

By:/s/ Steven J. Berke

      Steven J. Berke, Manager

"Seller"

Dated as of:  April 1, 2016

Address:

12011 Mosteller Road

Cincinnati, OH 45241

Telephone: (513) 772-8810

Telecopy: (513) 772-9119